[Equitable Holdings, Inc. Letterhead]

December 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equitable Holdings, Inc. Registration Statement on Form S-3 (File No. 333-268815)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-268815) filed by Equitable Holdings, Inc. on December 15, 2022:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Benjamin Nixon (212-728-8532) of Willkie Farr & Gallagher LLP.

[Signature page follows]

Kind regards,

/s/ Ralph Petruzzo
Ralph Petruzzo
Associate General Counsel Equitable Holdings, Inc.

cc:	Benjamin Nixon, Willkie Farr & Gallagher LLP